FINAL TERM SHEET

Free Writing Prospectus	Registration Statement No. 333-136896
Dated November 30, 2006	Filed Pursuant to Rule 433 of the Securities Act of 1933

Monmouth Real Estate Investment Corporation
7.625% Series A Cumulative Redeemable Preferred Stock

Issuer:	Monmouth Real Estate Investment Corporation

Security:	Shares of 7.625% Series A Cumulative Redeemable Preferred Stock

Shares Offered:	1,150,000 shares (Upsized from 1,000,000 shares)

Over-allotment Shares:	172,500 shares (Upsized from 150,000 shares)

Public Offering Price:	$25.00 per share; $28,750,000 total (not including over-allotment option)

Underwriting Discounts and Commissions:	$0.7875 per share; $905,625 total (not including over-allotment option)

Proceeds to the Issuer (before expenses):	$24.2125 per share; $27,844,375 total (not including over-allotment option)

Estimated Issuer Expenses:	$225,000, excluding underwriting discounts and commissions

Use of Proceeds:

The Issuer intends to use the net proceeds from this offering to fund expansion of its properties, to purchase additional properties, to repay indebtedness under its credit facility and for general corporate purposes

Sole Bookrunner:	Stifel, Nicolaus & Company, Incorporated

Co-Managers:	Cohen & Steers Capital Advisors, LLC Ryan Beck & Co., Inc. Ferris, Baker Watts, Incorporated

Underwriting Allocation:	Stifel, Nicolaus & Company, Incorporated Cohen & Steers Capital Advisors, LLC Ryan Beck & Co., Inc. Ferris, Baker Watts, Incorporated	632,500 201,250 201,250 115,000

Redemption:	At the Issuer’s option on or after December 5, 2011 (subject to certain additional optional redemption rights described in the prospectus supplement)

Dividend Rights:	7.625% of the liquidation preference per year, cumulative from December 5, 2006 (subject to increase to 8.625% under certain circumstances as described in the prospectus supplement)

Dividend Payment Dates:	Quarterly on March 15, June 15, September 15 and December 15 of each year, beginning March 15, 2007

Settlement Date:	December 5, 2006

Selling Concession:	Not to exceed $0.50 per share

Reallowance to Other Dealers:	Not to exceed $0.45 per share

Type of Security:	SEC Registered

CUSIP Number:	609720 20 6

ISIN Number:	US6097202062

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated toll-free at 1-800-729-6888.

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